                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                                 eUniverse, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  298 412 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Lisa A. Weiss, Esq.                         With a copy to:
     Senior Vice President and
     General Counsel                             David H. Landau, Esq.
     Sony Music Entertainment, Inc.              Katten Muchin Zavis Rosenman
     550 Madison Avenue                          575 Madison Avenue
     New York, New York 10022                    New York, New York  10022
     (212) 833-8000                              (212) 940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages
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                                  SCHEDULE 13D
CUSIP NO. 298 412 10 7                                         PAGE 2 OF 8 PAGES

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SONY MUSIC ENTERTAINMENT INC.
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ ] (b) [ ]
-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        Not applicable.
-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION                           DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER                     0
           SHARES              -------------------------------------------------
        BENEFICIALLY
          OWNED BY             8       SHARED VOTING POWER         5,289,231(1)
          REPORTING            -------------------------------------------------
         PERSON WITH
                               9       SOLE DISPOSITIVE POWER                0
                               -------------------------------------------------

                               10      SHARED DISPOSITIVE POWER       5,289,231
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,289,231
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                19.6%(2)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*                                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) 550 Digital Media Ventures Inc. ("550 DMV") holds these shares and is an indirect wholly-owned subsidiary of Sony Music Entertainment Inc. ("Sony Music"). Accordingly, Sony Music has beneficial ownership of the shares.

(2) Based on 27,030,706 shares outstanding: (1) 25,107,629 shares outstanding as of January 31, 2003 as reported in eUniverse, Inc.'s Quarterly Report on Form 10-Q/A filed with the SEC on February 19, 2003, for the quarterly period ended December 31, 2002 and (2) an additional 1,923,077 shares (assuming conversion today of all of the Series B Stock (as defined herein) held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.


                                Page 2 of 8 Pages

                                  SCHEDULE 13D
CUSIP NO. 298 412 10 7                                         PAGE 3 OF 8 PAGES


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SONY CORPORATION OF AMERICA
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [ ] (b) [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION                          NEW YORK
--------------------------------------------------------------------------------

          NUMBER OF            7       SOLE VOTING POWER                    0
           SHARES              -------------------------------------------------
        BENEFICIALLY
          OWNED BY              8       SHARED VOTING POWER         5,289,231(1)
          REPORTING            -------------------------------------------------
         PERSON WITH
                                9       SOLE DISPOSITIVE POWER              0
                               -------------------------------------------------

                                10      SHARED DISPOSITIVE POWER    5,289,231
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,289,231
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                19.6%(2)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*                                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) 550 DMV holds these shares and is an indirect subsidiary of Sony Music. Sony Music is an indirect wholly-owned subsidiary of Sony Corporation of America ("SCA"). Accordingly, SCA has beneficial ownership of these shares.

(2) Based on 27,030,706 shares outstanding: (1) 25,107,629 shares outstanding as of January 31, 2003 as reported in eUniverse, Inc.'s Quarterly Report on Form 10-Q/A filed with the SEC on February 19, 2003, for the quarterly period ended December 31, 2002 and (2) an additional 1,923,077 shares (assuming conversion today of all of the Series B Stock (as defined herein) held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.



                                Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO. 298 412 10 7                                         PAGE 4 OF 8 PAGES


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        550 DIGITAL MEDIA VENTURES INC.
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [ ] (b) [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF            7       SOLE VOTING POWER                       0
           SHARES            ---------------------------------------------------
        BENEFICIALLY
          OWNED BY             8       SHARED VOTING POWER            5,289,231
          REPORTING          ---------------------------------------------------
         PERSON WITH
                               9       SOLE DISPOSITIVE POWER                 0
                             ---------------------------------------------------

                               10      SHARED DISPOSITIVE POWER       5,289,231
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,289,231
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                19.6%(1)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*                                           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(1) Based on 27,030,706 shares outstanding: (1) 25,107,629 shares outstanding as of January 31, 2003 as reported in eUniverse, Inc.'s Quarterly Report on Form 10-Q/A filed with the SEC on February 19, 2003, for the quarterly period ended December 31, 2002 and (2) an additional 1,923,077 shares (assuming conversion today of all of the Series B Stock (as defined herein) held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.


                                Page 4 of 8 Pages

         This Amendment No. 3 amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D") originally filed with the SEC on September 19, 2000 and amended on August 10, 2001 and October 25, 2001 by Sony Corporation of America, a Delaware corporation, Sony Music Entertainment, Inc., a New York corporation, and 550 Digital Media Ventures Inc. ("550 DMV"), a Delaware corporation, relating to the common stock, par value $0.001 per share (the "Common Stock") of eUniverse, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On July 15, 2003, 550 DMV and VP Alpha Holdings IV, L.L.C. ("VP Alpha LLC") entered into an option agreement (the "Option Agreement") relating to an option that may be exercised within the next 60 days by VP Alpha LLC to purchase shares of Common Stock and shares of the Company's Series B Convertible Preferred Stock, par value $0.10 per share (the "Series B Stock"), in each case from 550 DMV.

         The consideration paid for the Option was the assignment to VP Alpha LLC of $500,000 of existing debt of the Company to 550 DMV, the grantor of the Option. In connection with such assignment, pursuant to an assignment agreement, dated as of July 15, 2003, between VP Alpha LLC and 550 DMV (the "Assignment Agreement"), VP Alpha LLC paid $500,000 to 550 DMV.

         The Option Agreement and the Assignment Agreement were placed into escrow and became effective on July 16, 2003 following the funding of the $500,000 payment to 550 DMV pursuant to the Assignment Agreement.

         Pursuant to the Option Agreement, VP Alpha LLC may, at any time on or prior to January 16, 2004, purchase up to 3,050,000 shares of Common Stock and up to 1,750,000 shares of Series B Stock (each, a "Share", and collectively the "Shares") held by 550 DMV (the "Option"). The Option may be exercised in part as long as it is exercised for at least 50% of the shares subject to the Option. The 1,750,000 shares of the Series B Stock are currently convertible into an aggregate of 1,750,000 shares of Common Stock. 550 DMV has been advised that if VP Alpha LLC does not exercise the Option before November 12, 2003, VP Alpha LLC has the right exercisable for 10 days thereafter to transfer its rights under the Option to the Company in exchange for a warrant to purchase shares of Series B Stock.

         Pursuant to the Option Agreement, VP Alpha LLC agreed to pay 550 DMV $1.10 per Share upon exercise of the Option. If VP Alpha LLC sells any Shares acquired from 550 DMV (each, a "Resold Share" and collectively, the "Resold Shares") and receives cash consideration in excess of $3.00 per Resold Share, then VP Alpha LLC will pay over to 550 DMV an amount equal to 40% of the sale price over $3.00 per Resold Share received by VP Alpha LLC, but in no event more than $1.10 per Resold Share (the "Contingent Payment"). In addition, if VP Alpha LLC distributes the Shares to its limited partners, then the Contingent Payment will be made to 550 DMV in the form of a portion of the Shares distributed, calculated to be equal to 40% of the excess of the fair market value price per share of Common Stock (which shall equal the average closing price over the 20 consecutive trading days immediately preceding the distribution or if the Common Stock is not publicly traded then the fair market value after taking into account lack of marketability and any other appropriate factors, as determined by an appraisal undertaken by an independent appraiser experienced in valuing securities similar to the Shares which has been mutually selected by the parties) over $3.00 per Share on the date of distribution, subject to a maximum distribution of Shares to 550 DMV equal to a value of $1.10 per Share.

         Any and all rights that 550 DMV has associated with the Common Stock and the Series B Stock, including but not limited to registration rights, voting rights, preemptive rights, liquidation preference, or otherwise, will be deemed transferred (to the extent transferable) to VP Alpha LLC upon its exercise of the Option and the payment of the related purchase price.

                                Page 5 of 8 Pages

         In addition, 550 DMV has agreed that it will vote as a stockholder in favor of any investment and loan transaction between the Company and VP Alpha LLC resulting in an additional investment in the Company by VP Alpha LLC of not less than $5 million at a price of at least $1.00 per share (if an equity transaction), as approved by the board of directors of the Company. In connection with consummation of any such transaction, 550 DMV will be deemed to have waived any anti-dilution protection and any pre-emptive rights and rights of first refusal that 550 DMV may have in connection with its securities holdings in the Company.

         All references to the Assignment Agreement and the Option Agreement are qualified in their entirety by the full text of each of such agreements, which are filed as exhibits to this Amendment No. 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 3.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

99.1 Assignment Agreement, dated as of July 15, 2003, between 550 Digital Media Ventures Inc. and VP Alpha Holdings IV, L.L.C.

99.2 Option Agreement, dated as of July 15, 2003, among eUniverse, Inc., 550 Digital Media Ventures Inc. and VP Alpha Holdings IV, L.L.C.


                                Page 6 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2003
                         SONY CORPORATION OF AMERICA


                         By: /s/
                             -------------------------------------------
                             Name:  Steve Kober
                             Title: Senior Vice President and Controller



                         SONY MUSIC ENTERTAINMENT INC.


                         By: /s/
                             -------------------------------------------
                             Name:  Frank Crimmins
                             Title: Senior Vice President and Controller



                         550 DIGITAL MEDIA VENTURES INC.


                         By: /s/
                             -------------------------------------------
                             Name:  Mark Eisenberg
                             Title: Senior Vice President and General Counsel




                                Page 7 of 8 Pages

                                  EXHIBIT INDEX




Exhibit    Description
-------    -----------

99.1 Assignment Agreement, dated as of July 15, 2003, between 550 Digital Media Ventures Inc. and VP Alpha Holdings IV, L.L.C.


99.2 Option Agreement, dated as of July 15, 2003, among eUniverse, Inc., 550 Digital Media Ventures Inc. and VP Alpha Holdings IV, L.L.C.